As filed with the Securities and Exchange Commission on November 23, 2004

Registration No. 333-120549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

U.S. Xpress Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Nevada	62-1378182
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4080 Jenkins Road

Chattanooga, Tennessee 37421
(423) 510-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick E. Quinn

Co-Chairman and President
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, Tennessee 37421
(423) 510-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Scudder Heidi Hornung-Scherr Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223	Richard C. Tilghman, Jr. Jason C. Harmon Piper Rudnick LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

     Approximate date of commencement of proposed sale to the public: As soon as practical after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2004

4,000,000 Shares

Class A Common Stock

      We are offering 2,000,000 shares of our Class A common stock and the selling stockholders identified in this prospectus are offering 2,000,000 shares of our Class A common stock. The underwriters also have an option to purchase up to an additional 600,000 shares of Class A common stock from certain of the selling stockholders solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      Our Class A common stock is listed on the Nasdaq National Market under the symbol “XPRSA.” The last reported sale price on November 22, 2004, was $24.27 per share.

          Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per
	Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds to the selling stockholders	$	$

      The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                     , 2004.

Legg Mason Wood Walker	Morgan Keegan & Company, Inc.

Incorporated

BB&T Capital Markets	Stephens Inc.

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY

      This summary highlights certain information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before investing in our Class A common stock, you should read this entire prospectus carefully, especially the section entitled “Risk Factors” beginning on page 6. The terms “we,” “us,” “our,” and similar terms refer to U.S. Xpress Enterprises, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

Our Business

      We are the fifth largest publicly traded truckload carrier in the United States, measured by revenue. Our primary business is offering a broad range of truckload services to customers throughout the United States and in portions of Canada and Mexico. We also offer transportation, warehousing, and distribution services to the floorcovering industry and airport-to-airport transportation services to the airfreight and airfreight forwarding industries. Our diversified customer base includes many Fortune 500 companies such as Best Buy, Clorox, DuPont, FedEx, and Wal-Mart. We operated a fleet of 5,345 tractors and 16,569 trailers as of September 30, 2004.

      Since becoming a public company, we have increased our operating revenue to $930.5 million in 2003 from $215.4 million in 1994, a compounded annual growth rate of 17.7%. Our growth has come through expansion of business with new and existing customers, complementary acquisitions, and more recently, through the development and expansion of additional strategic business units. We believe our emphasis on developing strategic business units focused on an expanded array of truckload services has accelerated our growth and profitability in recent periods. We expect to generate over $1.0 billion in revenue during 2004.

      In recent periods, our income has grown faster than our operating revenue. Our operating income has grown from $13.5 million in 2001 to $24.4 million in 2003, and from $17.7 million to $26.4 million in the nine months ended September 30, 2003, and 2004, respectively. The third quarter of 2004 was our eleventh consecutive quarter of year-over-year earnings improvement and reflected our highest earnings per share since the fourth quarter of 1998. We believe there are significant opportunities for us to further improve our profitability as we continue to implement our strategic initiatives.

Our truckload segment

      Our truckload segment, U.S. Xpress, which comprised approximately 86% of our total operating revenue in the third quarter of 2004, includes the following five strategic business units, each of which is significant in its market.

•	Dedicated. Our approximately 1,300 truck dedicated unit offers our customers dedicated equipment, drivers, and on-site personnel to address customers’ needs for committed capacity and service levels, while affording us consistent equipment utilization during the contract term.

•	Regional. Our approximately 850 truck regional unit offers our customers concentrated capacity and a high level of service in dense freight markets of the Southeast, Midwest, and West, while affording a lifestyle favored by many drivers.

•	Expedited intermodal rail. Our railroad contracts for high-speed train service enable us to provide our customers incremental capacity and transit times comparable to solo-driver service in medium-to-long haul markets, while lowering our costs.

•	Expedited team. Our approximately 900 team driver unit offers our customers a service advantage over medium-to-long haul rail and solo-driver truck service at a much lower cost than airfreight, while affording us premium rates and improved utilization of equipment.

•	Medium-to-long haul solo. Our approximately 2,300 truck solo-driver unit offers our customers significant capacity and nationwide coverage.

      Our customer-focused business strategy emphasizes identifying customer needs and market opportunities, using strategic business units to pursue those opportunities, allocating our assets to the business units that afford the most favorable market opportunities, and managing the assets within each business unit to increase asset productivity and provide higher financial returns. Over the past several years, we have undertaken an intense evaluation of the freight markets and our customers. From that evaluation, we made the following changes to our operations.

•	We identified dedicated, regional, and expedited intermodal rail service as areas with greater long-term growth and profitability potential than our traditional medium-to-long haul solo-driver business unit.

•	We established focused management teams responsible for the strategic and tactical growth initiatives of their respective business units.

•	We created marketing initiatives and cross-selling strategies to contribute to the growth and development of our business units.

•	We began to reallocate assets from our medium-to-long haul solo-driver unit to more profitable business units.

The following demonstrates the reallocation we have achieved since the second half of 2002.

	Truckload Revenue Before Fuel Surcharge and
	Other Miscellaneous Revenue
	for Three Months Ended September 30,
	(Dollars in millions)

	2002		2003		2004

Type of Service	Revenue	%	Revenue	%	Revenue	%

Dedicated	$14.8	7%	$20.4	10%	$36.6	16%
Regional	15.0	8	22.0	11	28.3	12
Expedited intermodal rail	—	—	8.8	4	24.8	11
Expedited team	41.6	22	33.7	17	42.2	18
Medium-to-long haul solo	120.2	63	115.7	58	99.2	43

Total	$191.6	100%	$200.6	100%	$231.1	100%

      In conjunction with reallocating our assets, we charged each business unit with improving its operating results through a combination of increasing freight rates, replacing less profitable freight, disciplined equipment positioning, and cost controls. We believe the ongoing implementation of our business strategy and improvements in our business units have contributed to the following improvements in our operating results between the third quarter of 2002 and the third quarter of 2004.

•	Our average revenue per loaded mile, before fuel surcharge, increased to $1.516 from $1.267.

•	Our average revenue per tractor per week, before fuel surcharge, increased to $3,289 from $2,745.

•	Our average length of haul declined to 709 miles from 807 miles.

•	Our diluted earnings per share increased to $0.38 from $0.08.

We expect to continue to deploy assets in our more profitable business units as an ongoing part of our business strategy and to focus on yield management and cost controls in all areas of our truckload operations. As a result, we believe we have significant opportunities to improve our operating margin.

Our Xpress Global Systems segment

      Our Xpress Global Systems segment, which comprised 14% of our operating revenue in the third quarter of 2004, offers transportation, warehousing, and distribution services to the floorcovering industry, as well as nationwide, scheduled ground transportation of air cargo to customers in the airfreight and airfreight forwarding industries as a cost-effective and reliable alternative to traditional air transportation. We intend to improve the profitability of our Xpress Global Systems segment by capitalizing on our leading position in floorcovering transportation services. We also intend to continue to increase the volume of airfreight we handle in our airport-to-airport network without significantly expanding that network.

Investment in Arnold Transportation

      On October 21, 2004, we agreed to invest $6.4 million in cash for a 49% interest in Arnold Transportation Services, Inc. and its affiliated companies. Arnold is a truckload carrier that provides primarily short-haul regional and dedicated dry van service in the Southwest, Southeast, and Northeast. Arnold’s regional operations are expected to complement the areas where we provide regional service with little geographic overlap. We expect Arnold to generate over $190 million in revenue for 2004. Arnold’s current management team will control the remaining 51% interest as well as a majority of the board of directors. Arnold will be separately managed by its management team, and we do not expect to devote any significant employee or management time to Arnold. We will not guarantee any of Arnold’s debt and will not have any obligation to provide funding, services, or assets. Under the agreement, we have a three-year option to acquire 100% of Arnold by purchasing management’s interest at the price of our investment plus an agreed upon annual return. The transaction is subject to financing and other conditions and is expected to close in early December 2004. We expect to account for Arnold’s operating results using the equity method of accounting.

Industry Trends

      Our industry is currently benefiting from improved pricing, which we attribute to a strong freight environment and significant industry-wide limitations on transportation capacity. Over the past year, our rate increases have more than offset higher operating costs, particularly in the areas of diesel fuel, recruiting and retaining qualified drivers, insurance and self-insured claims, and acquiring and operating revenue equipment. We believe that freight demand will continue to grow faster than trucking capacity for at least the next year, primarily because of a shortage of qualified drivers and increased costs of entering the truckload market.

Company Information

      We are incorporated in Nevada. Our principal executive offices are located at 4080 Jenkins Road, Chattanooga, Tennessee 37421, and our telephone number is (423) 510-3000. Our website address is http://www.usxpress.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information contained in our website to be part of this prospectus.

Risk Factors

      An investment in our Class A common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 6 and the other information contained in this prospectus and the documents we incorporate by reference before investing in our Class A common stock.

The Offering

Class A common stock offered by us	2,000,000 shares

Class A common stock offered by the selling stockholders	2,000,000 shares

Common stock to be outstanding after this offering:

Class A common stock (1)	13,026,711 shares

Class B common stock (2)	3,040,262 shares
Total (1)(2)	16,066,973 shares

Use of proceeds	We estimate that our net proceeds from our sale of shares in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $45.8 million. We intend to use all of our net proceeds to reduce existing indebtedness. See “Use of Proceeds.” We will not receive any proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	“XPRSA”

      Except as otherwise indicated in this prospectus, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option. If the over-allotment is exercised in full, the selling stockholders will sell an additional 600,000 shares of Class A common stock in this offering.

(1)	Based on 11,026,711 shares outstanding as of October 31, 2004. This excludes approximately 2.3 million shares of our Class A common stock available for issuance under our incentive stock and employee stock purchase plans, of which approximately 830,000 shares were issuable upon exercise of outstanding stock options as of October 31, 2004.

(2)	All Class B common stock is owned by Patrick E. Quinn and Max L. Fuller. The Class B common stock is convertible into Class A common stock at any time and converts automatically if beneficially owned by anyone other than Messrs. Quinn and Fuller and certain members of their families. The Class B common stock has two votes per share but is otherwise substantially identical to the Class A common stock, which has one vote per share.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     Our summary financial data as of and for the five years ended December 31, 2003, under the captions “Statements of Operations Data” are derived from our audited financial statements. Our annual financial statements were audited by Ernst & Young LLP in 2002 and 2003 and by Arthur Andersen LLP in the prior years. The summary financial data as of and for the periods ended September 30, 2003 and 2004, have been derived from our unaudited quarterly financial statements. The unaudited quarterly financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and our results of operations for these periods. This data should be read in conjunction with our financial statements, related notes, and other financial information included or incorporated by reference in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(In thousands, except per share data and operating data)
Statements of Operations Data:
U.S. Xpress revenue, net of fuel surcharge	$653,410	$704,047	$710,965	$762,322	$793,884	$589,308	$655,616
Fuel surcharge revenue	2,619	29,536	25,930	15,565	33,976	26,161	38,575
Xpress Global Systems revenue	57,713	58,161	83,079	114,806	137,842	101,701	115,963
Intercompany revenue	(5,530)	(4,659)	(21,942)	(30,345)	(35,193)	(26,247)	(16,814)

Consolidated revenue	$708,212	$787,085	$798,032	$862,348	$930,509	$690,923	$793,340

Income from operations (1)	$31,527	$19,931	$13,479	$17,125	$24,416	$17,676	$26,413
Net income (loss) (1)	$11,381	$2,065	$(1,128)	$1,099	$7,643	$4,996	$10,474
Diluted earnings (loss) per share (1)	$0.77	$0.15	$(0.08)	$0.08	$0.54	$0.35	$0.73
Weighted average diluted shares outstanding	14,852	14,148	13,757	14,043	14,067	14,080	14,284
Truckload Operating Data:
Average revenue per loaded mile (2)(3)	$1.20	$1.22	$1.23	$1.26	$1.30	$1.29	$1.43
Average revenue miles per tractor per period (2)(3)	114,734	116,235	112,400	112,804	111,564	83,032	83,474
Average revenue per tractor per week (2)(3)	$2,636	$2,729	$2,651	$2,718	$2,777	$2,742	$3,054
Average length of haul in miles (3)	922	950	899	823	783	786	726
Non-revenue miles percentage	9.2%	9.3%	10.1%	9.9%	10.2%	10.2%	10.8%
Weighted average number of tractors during period (4)	4,651	4,932	5,144	5,331	5,433	5,463	5,432
Tractors at end of period (4)	4,734	4,861	5,238	5,530	5,338	5,359	5,345
Trailers at end of period (4)	11,718	11,871	12,836	12,958	14,053	13,878	16,569

	September 30, 2004

		Pro Forma
		As
	Actual	Adjusted (5)

	(Unaudited)
Balance Sheet Data:
Total assets	$516,374	$516,004
Short-term debt	—	57,783
Long-term debt, including current maturities	180,398	77,372
Total stockholders’ equity	177,649	222,522

(1)	Includes: (a) in 1999, a pre-tax charge of $1.3 million related to the settlement of litigation with a professional employer organization that formerly administered our payroll and benefit system and pre-tax goodwill amortization of $2.0 million; (b) in 2000, a pre-tax charge of $2.0 million due to the write-off of outstanding receivables of a long-term customer and related expenses and pre-tax goodwill amortization of $2.0 million; (c) in 2001, pre-tax goodwill amortization of $1.8 million; and (d) in 2002, pre-tax charges of $1.7 million related to the settlement of a litigation matter and $1.8 million related to the early extinguishment of debt. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”), No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill no longer be amortized and instead be tested for impairment at least annually.

(2)	Excludes fuel surcharge revenue.

(3)	Includes revenue and miles from expedited intermodal rail services.

(4)	Includes owned, leased, and independent contractor-provided tractors and owned and leased trailers.

(5)	Gives effect to: (a) the replacement on October 14, 2004, of our former long-term $100 million credit facility secured by accounts receivable, revenue equipment, and other assets with a $100 million short-term accounts receivable securitization facility and a $100 million long-term revolving credit facility secured by revenue equipment and certain other assets; and (b) our sale of 2,000,000 shares of Class A common stock at an assumed public offering price of $24.27 per share and the application of our estimated net proceeds as described in “Use of Proceeds.”

RISK FACTORS

      Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this prospectus before purchasing our Class A common stock. Although the risks described below are the risks we believe are material, they are not the only risks relating to our business and our Class A common stock. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our Class A common stock to decline, perhaps significantly, and therefore, you may lose all or part of your investment.

Risks Related to Our Business

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

      Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. The most significant of these factors are recessionary economic cycles, changes in customers’ inventory levels, excess tractor or trailer capacity, and downturns in customers’ business cycles, particularly in market segments and industries where we have a significant concentration of customers, such as floorcovering and deferred airfreight from our airport-to-airport operations, and in regions of the country where we have a significant amount of business. Economic conditions may adversely affect our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts. We also are affected by increases in interest rates, fuel prices, taxes, tolls, license and registration fees, insurance costs, and the rising costs of healthcare for our employees. We could be affected by strikes or other work stoppages at our facilities or at customer, port, border, or other shipping locations.

      In addition, we cannot predict the effects on the economy or consumer confidence of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Any of these could lead to border crossing delays or the temporary closing of the United States/Canada or United States/Mexico border. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

We operate in a highly competitive industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other results of competition.

      Numerous competitive factors could impair our ability to maintain or improve our current profitability. These factors include the following.

•	We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, airfreight forwarders, and other transportation companies. Many of our competitors have more equipment, a wider range of services, greater capital resources, or other competitive advantages.

•	Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth in the economy. This may limit our ability to maintain or increase freight rates or to continue to expand our business.

•	Many of our customers also operate their own private trucking fleets, and they may decide to transport more of their own freight.

•	In recent years, many shippers have reduced the number of carriers they use by selecting “core carriers” as approved service providers. As this trend continues, some of our customers may not select us as a “core carrier.”

•	Many customers periodically solicit bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in a loss of business to competitors.

•	The continuing trend toward consolidation in the trucking industry may result in more large carriers with greater financial resources and other competitive advantages relating to their size, and we may have difficulty competing with them.

•	Advances in technology require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

•	Competition from freight logistics and brokerage companies may adversely affect our customer relationships and freight rates.

•	Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve the carriers’ ability to compete with us.

If we are unable to successfully execute our business strategy, our growth and profitability could be adversely affected.

      Our strategy for increasing our revenue and profitability includes continuing to allocate more of our resources to our dedicated, regional, and expedited intermodal rail strategic business units, improving the profitability of all of our strategic business units through yield management and cost control efforts, and developing greater volume in Xpress Global Systems’ airport-to-airport services. We may experience difficulties and higher than expected expenses in reallocating our assets and developing new business. For example, in 2001, our subsidiary, Xpress Global Systems introduced airport-to-airport transportation services for the airfreight and airfreight forwarding industries, which we intend to expand. However, these airport-to-airport services have not been profitable since inception. If we are unable to make our airport-to-airport business profitable, or continue to grow and improve the profitability of our other business units, our growth prospects, results of operations, and financial condition will be adversely affected.

Ongoing insurance and claims expenses could significantly affect our earnings.

      Our future insurance and claims expenses may exceed historical levels, which could reduce our earnings. We self-insure for a significant portion of our claims exposure from workers’ compensation, auto liability, general liability, and cargo and property damage, as well as employees’ health costs. We also are responsible for our legal expenses within our self-insured retentions for liability and workers’ compensation claims. We currently reserve for anticipated losses and expenses and regularly evaluate and adjust our claims reserves to reflect actual experience. However, ultimate results may differ from our estimates, which could result in losses above reserved amounts. Our self-insured retention limit for auto liability claims is $2.0 million per occurrence and $500,000 per occurrence for workers’ compensation claims. Because of our substantial self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. Our operating results will be adversely affected if we experience an increase in the frequency and severity of claims for which we are self-insured, accruals of significant amounts within a given period, or claims proving to be more severe than originally assessed.

      We maintain insurance above the amounts for which we self-insure with insurance carriers that we believe are financially sound. Although we believe our aggregate insurance limits are sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed those limits. Insurance carriers recently have been raising premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could find it necessary to again raise our self-insured retention or decrease our aggregate coverage limits when our policies are renewed or replaced. Our operating results and financial condition may be adversely affected if these expenses increase, if we experience a claim in excess of our coverage limits, or if we experience a claim for which we do not have coverage.

Our revenue growth may not continue at historical rates, which could adversely affect our stock price.

      We have achieved significant revenue growth since becoming a public company in 1994. Over the past several years, however, our revenue growth rate has slowed. We cannot assure you that our revenue growth rate will return to historical levels or that we can effectively adapt our management, administrative, and operating systems to respond to any future growth. Our operating margins could be adversely affected by future changes in and expansion of our business or by changes in economic conditions. Slower or less profitable growth could adversely affect our stock price.

Increases in driver compensation or difficulty in attracting and retaining drivers could affect our profitability and ability to grow.

      Like nearly all trucking companies, we experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers, including independent contractors. In addition, due in part to current economic conditions, including the higher cost of fuel, insurance, and tractors, the available pool of independent contractor drivers has been declining. Because of the shortage of qualified drivers, the availability of alternative jobs due to the current economic expansion, and intense competition for drivers from other trucking companies, we expect to continue to face difficulty increasing the number of our drivers, including independent contractor drivers, who are one of our principal sources of planned growth. In addition, our industry suffers from high turnover rates of drivers. This turnover rate requires us to continually recruit a substantial number of drivers in order to operate existing equipment. If we are unable to continue to attract a sufficient number of drivers and independent contractors, we could be required to adjust our compensation packages, let trucks sit idle, or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our growth and profitability. In addition, the compensation we offer our drivers and independent contractors is subject to market forces, and we may find it necessary to continue to increase their compensation in future periods. Any increase in our operating costs or in the number of tractors without drivers would adversely affect our growth and profitability.

Fluctuations in the price or availability of fuel may increase our cost of operation, which could materially and adversely affect our profitability.

      We require large amounts of diesel fuel to operate our tractors, and diesel fuel is one of our largest operating expenses. Diesel fuel prices fluctuate greatly, and prices and availability of all petroleum products are subject to economic, political, and other market factors beyond our control. For example, our average price for diesel fuel increased approximately 30% from the third quarter of 2003 to the third quarter of 2004.

      Substantially all of our customer contracts contain fuel surcharge provisions to mitigate the effect of price increases over base amounts set in the contract. However, these arrangements do not fully protect us from fuel price increases and also may result in our not receiving the full benefit of any fuel price decreases. Our fuel surcharges to customers do not fully recover all fuel increases because engine idle time, out-of-route miles, and non-revenue miles, which are not generally billable to the customer.

      We currently do not have any fuel hedging contracts in place. If we do hedge, we may be forced to make cash payments under the hedging arrangements. Based on current market conditions, the absence of meaningful fuel price protection through these measures could adversely affect our profitability. Fluctuations in fuel prices, the terms of any future hedging arrangements, or a shortage of diesel fuel could materially and adversely affect our results of operations.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

      A significant portion of our revenue is generated from our major customers. In 2003, our top 50 truckload customers, based on revenue, accounted for approximately 64.0% of our revenue; our top 25 customers, approximately 48.0% of our revenue; and our top 10 customers, approximately 27.0% of our revenue. Xpress Global Systems’ top customer accounted for 23.6% of its revenue in 2003. We do not expect these percentages to change significantly in 2004. We do not have long-term contractual relationships with most of our major customers, and we cannot assure you that our customers will continue to use our services or that they will continue at the same levels. We have entered into multi-year contracts with some of our larger customers, and we cannot assure you that the rates under those contracts will remain advantageous to us. In addition, our volumes and rates with our customers could decrease as a result of bid processes or other factors. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

If we are unable to retain our senior officers, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of the following senior officers: Patrick E. Quinn, our Co-Chairman of the Board, President, and Treasurer; Max L. Fuller, our Co-Chairman of the Board, Chief

Executive Officer, and Secretary; Ray M. Harlin, Executive Vice President — Finance and Chief Financial Officer; E. William Lusk, Jr., President of Xpress Global Systems, Inc.; and Jeffrey S. Wardeberg, Executive Vice President — Operations and Chief Operating Officer. We do not have employment agreements with any of these persons, except for salary continuation agreements with Messrs. Quinn and Fuller. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

We have significant ongoing capital requirements that could affect our profitability and growth if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

      The truckload industry is very capital intensive. Historically, we have depended on cash from operations, borrowings, and operating leases to expand the size of our fleet and maintain late-model revenue equipment. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to enter into less favorable financing arrangements or operate our revenue equipment for longer periods, either of which would be likely to adversely effect our profitability and may limit our growth.

Increased prices and restricted availability of new revenue equipment may adversely affect our earnings and cash flows.

      We have experienced higher prices for new tractors over the past three years, partially as a result of government regulations applicable to newly manufactured tractors and diesel engines. We expect to continue to pay increased prices for equipment and incur additional expenses and related financing costs for the foreseeable future.

      We have negotiated agreements in principle covering the essential terms of trade-in and/or repurchase commitments from our primary equipment vendors for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors. A combination of higher initial prices of new equipment and lower resale values for used equipment would be likely to adversely affect our business, results of operations, and financial condition.

      During the recent economic recession, some revenue equipment vendors reduced their manufacturing capacity due to lower demand for their products. As the economy improved in the past year, demand for these products increased, which these vendors have had difficulty meeting. Therefore, we may be unable to purchase as much new revenue equipment in the next few years as we need to sustain our growth and maintain a late-model fleet. Also, vendors will have to introduce new engines meeting the more restrictive Environmental Protection Agency, or EPA, emissions standards in 2007, and some carriers may seek to purchase large numbers of tractors with pre-2007 engines, possibly leading to shortages. Our business could be harmed if we are unable to continue to obtain an adequate supply of new tractors and trailers.

Seasonality and the impact of weather affects our profitability.

      Our tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. At the same time, operating expenses increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs.

Because a substantial portion of our Xpress Global Systems network costs are fixed, we will be adversely affected by any decrease in the volume or revenue per pound of freight shipped through our network. Moreover, if we are not able to increase the volume of freight shipped through our Xpress Global Systems network, that segment may not reach profitability.

      Our Xpress Global Systems operations, particularly our network of hubs and terminals, represent substantial fixed costs. As a result, any decline in the volume or revenue per pound of freight we handle may have an adverse effect on our operating margin and our results of operations. In addition, if we fail to increase the volume of freight shipped through our Xpress Global Systems network, our airport-to-airport business may not achieve profitability. Typically, we do not have long-term contracts with our airport-to-airport customers, and we cannot assure you that our current customers will continue to utilize our services or that they will continue at the same levels. The actual shippers of the freight moved through our network include various manufacturers and distributors. Adverse business conditions affecting these shippers or adverse general economic conditions are likely to cause a decline in the volume of freight shipped through our network.

Our substantial indebtedness and operating lease obligations could adversely affect our ability to respond to changes in our industry or business.

      We have substantial debt in relation to our stockholders’ equity and significant cash requirements for operating lease payments. At September 30, 2004, we had outstanding indebtedness (including capitalized lease obligations) of $180.4 million and remaining obligations under outstanding noncancelable operating leases of $192.0 million. We will continue to have substantial debt and lease financing obligations following completion of this offering due to the capital intensive nature of our business. As a result of our level of debt, operating lease obligations, and encumbered assets:

•	Our vulnerability to adverse economic conditions and competitive pressures is heightened;

•	We will continue to be required to dedicate a substantial portion of our cash flows from operations to operating lease payments and repayment of debt, limiting the availability of cash for other purposes;

•	Our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

•	Our profitability is sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates, and future borrowings and lease financing arrangements will be affected by any such fluctuations; and

•	Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may be limited.

      Our operating leases and debt obligations could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. We also cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Our primary credit facility contains restrictive and financial covenants, and we may be unable to comply with these covenants. A default could result in the acceleration of our outstanding indebtedness, which could have an adverse effect on our business and the price of our common stock.

      Recently we entered into a $100 million senior secured revolving credit facility and letter of credit sub-facility with a group of banks, which replaced an existing $100 million credit facility scheduled to mature in March 2007. The current credit facility and our other financing arrangements contain customary covenants that require us to maintain specified financial ratios and consolidated net worth and restrict our ability to make distributions on our capital stock, prepay other debt, or undertake various other corporate actions. For example, our primary credit facility contains covenants that, subject to specified exceptions, prohibit us from:

•	Incurring additional indebtedness or encumbering certain of our assets;

•	Engaging in an acquisition or other business combination, making an investment, or entering into a joint venture arrangement;

•	Disposing of our assets, except in the ordinary course of business;

•	Engaging in certain sale-leaseback transactions, transactions with affiliates, and investment transactions;

•	Redeeming, repurchasing, or paying dividends or other distributions on our capital stock; and

•	Failing to comply with specified financial ratios.

      If we are unable to comply with any of these covenants, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could cause our debt and other obligations to become immediately due and payable. To obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we may be unable to borrow sufficient additional funds to refinance the accelerated debt. Even if new financing is made available to us, it may not be available on acceptable terms.

Service instability in the railroad industry could increase our operating costs and reduce our ability to offer expedited intermodal rail services, which could adversely affect our revenues and operating results.

      We depend on the major U.S. railroads for our expedited intermodal rail services. In most markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with whom we have relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness, and overall attractiveness of our rail-based services. For example, current service disruptions in the railroad industry have impacted expedited rail service throughout the United States. Although the disruptions have been primarily with railroads other than our major providers, it is possible that future service disruptions that affect our operations may occur, which would decrease demand for, or the profitability of, our expedited intermodal rail business. In addition, because most of the railroads’ workforce is subject to collective bargaining agreements, our business could be adversely affected by labor disputes between the railroads and their union employees. Further, railroads are relatively free to adjust shipping rates up or down as market conditions permit. Price increases could result in higher costs to our customers and our ability to offer expedited intermodal rail services.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

      Our operations are regulated and licensed by various U.S., Canadian, and Mexican agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States Department of Transportation, or DOT, including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to U.S. and Canadian regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours-of-service, ergonomics, or other matters affecting safety or operating methods. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices would adversely affect our results of operations.

      Beginning in 2004, motor carriers were required to comply with several changes to DOT hours-of-service requirements that may have a positive or negative effect on driver hours (and miles) and our operations. A citizens’ advocacy group successfully petitioned the courts that the new rules were developed without driver health in mind. Pending further action by the courts or the effectiveness of new rules addressing these issues, Congress has enacted a law that extends the effectiveness of the new rules until September 30, 2005. We cannot predict whether there will be changes to the hours-of-service rules, the extent of any changes, or whether there will be further court challenges. Given this uncertainty, we are unable to determine the future effect of driver hour regulations on our operations. The DOT is also considering implementing higher safety requirements on trucks. These regulatory changes may have an adverse affect on our future profitability.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired businesses.

      We have made eleven acquisitions since becoming a public company in 1994. Accordingly, acquisitions have provided a substantial portion of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected.

      Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot assure you that we will be able to negotiate favorable terms or successfully integrate the acquired companies or assets into our business. If we fail to do so, or we experience other risks associated with acquisitions, our financial condition and results of operations could be materially and adversely affected.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles, and discharge and retention of stormwater. Our truck terminals are often located in industrial areas where groundwater or other forms of environmental contamination often have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground and underground bulk fuel storage tanks and fueling islands at certain of our terminals. Some of the freight we transport consists of low-grade hazardous substances, which subjects us to a wide array of regulations. If we are involved in a fuel spill or accident involving hazardous substances where there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that may have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

The engines used in our newer tractors are subject to emissions control regulations, which may substantially increase our operating expenses.

      The EPA has implemented diesel engine emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines through 2010. Compliance with these regulations has increased the purchase price of our new tractors and reduced equipment productivity, lowered fuel mileage, and, therefore, increased our operating expenses. Some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements, and have eliminated or sharply reduced the price of repurchase commitments. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

Our information technology systems are subject to risks that we cannot control.

      Our information technology systems are dependent upon global communications providers, web browsers, telephone systems, and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, break-ins, and similar events. Our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers, and the ability of our customers to access our information technology systems. This could result in our loss of customers or a reduction in demand for our services.

If our employees were to unionize, our operating costs are likely to increase.

      None of our employees are currently represented by a collective bargaining agreement. However, we have no assurance that our employees will not unionize in the future. A union organizing effort involving 22 employees is currently underway at our Xpress Global Systems’ facility near Chicago, Illinois. A vote is scheduled for December 2004. If this or other unionizing efforts are successful, our costs may increase or we may be required to alter our operating methods. This could have a materially adverse effect on our operating results.

Risks Related to Our Common Stock and this Offering

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

      The market price of our Class A common stock has been, and is likely to continue to be, volatile. The market price of our Class A common stock may fluctuate significantly based on various factors, such as the following, some of which are beyond our control.

•	Variations in our or our competitors’ actual or anticipated quarterly operating results.

•	Changes in securities analysts’ estimates of our future financial performance.

•	Changes in the market valuations of other transportation companies.

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments.

•	Expectations about the future strength or weakness of the United States economy and the cyclicality of the transportation industry.

•	Legal, regulatory, or political developments affecting our industry.

•	Additions or departure of our key personnel.

•	General industry trends.

      Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. During the past twelve months, the closing price of our common stock as reported by the Nasdaq National Market fluctuated from a low of $12.21 on December 9, 2003, to a high of $25.42 on November 15, 2004. In addition, the stock markets in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to our operating performance or that of other trucking companies. These market and industry factors may materially reduce the market price of our Class A common stock, regardless of our performance.

Our Co-Chairmen, Patrick E. Quinn and Max L. Fuller, will continue to control a large portion of our stock and will continue to have substantial control over us following this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

      Patrick E. Quinn is our Co-Chairman, President, and Treasurer, and beneficially owns 27.3% of our outstanding common stock before this offering, which comprises approximately 31.4% of the outstanding votes, and will continue to beneficially own approximately 18.3% of our outstanding common stock after this offering, which will comprise approximately 23.4% of the outstanding votes. Max L. Fuller is our Co-Chairman, Chief Executive Officer, and Secretary, and beneficially owns 29.7% of our outstanding common stock before this offering, which comprises approximately 33.3% of the outstanding votes, and will continue to beneficially own approximately 20.4% of our outstanding common stock after this offering, which will comprise approximately 25.1% of the outstanding votes. On all matters with respect to which our stockholders have a right to vote, including the election of directors, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. All outstanding shares of Class B common stock are owned by Messrs. Quinn and Fuller and are convertible to Class A common stock on a share-for-share basis at the election of Messrs. Quinn or Fuller or upon the occurrence of certain triggering events. Accordingly, together Messrs. Quinn and Fuller will continue to effectively control decisions requiring stockholder approval, including the election of our entire board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay in the future for our Class A common stock, and could allow Messrs. Quinn and Fuller, together, to prevent or delay a change of control, which other stockholders may favor. The interests of Messrs. Quinn and Fuller may conflict with the interests of other holders of Class A common stock, and they may take actions affecting us with which you disagree.

Provisions of our charter documents and Nevada law could discourage a takeover or change in control that you may consider favorable or the removal of our current management.

      Our Articles of Incorporation and Bylaws contain several provisions that could discourage, delay, or prevent a change in control, even if such a change would be beneficial to our stockholders. These provisions include: authorizing the issuance of “blank check” preferred stock that could be issued under a stockholder rights plan or otherwise by our board of directors to increase the number of outstanding shares in order to delay or prevent a takeover attempt; the absence of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and restrictions on who may call a special meeting of our stockholders. In addition, provisions of Nevada law could delay or make more difficult a merger or tender offer involving us. These provisions prohibit a publicly held Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless particular conditions are met. The provisions of our Articles of Incorporation, Bylaws, and Nevada law could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that otherwise would result in a premium over the market price of our Class A common stock.

We are subject to various governance and internal controls reporting requirements, and our costs related to compliance with, or our failure to comply with, existing or future requirements could adversely affect our business.

      We face the corporate governance requirements of the Sarbanes-Oxley Act of 2002, as well as a range of rules and regulations subsequently adopted by the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board, and Nasdaq. These laws, rules, and regulations continue to evolve and may become increasingly stringent in the future. In particular, we will be required to include management and auditor reports on internal controls as part of our annual report for the year ended December 31, 2004, pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating our internal control structure in relation to Section 404 of the Sarbanes-Oxley Act. We cannot assure you that we will be able to fully comply with these laws, rules, and regulations that address corporate governance, internal control reporting, and similar matters. Our failure to comply with these laws, rules, and regulations may materially adversely affect our reputation, financial condition, and results of operations, and the price of our Class A common stock.

Our former independent public accountant, Arthur Andersen LLP, has been found guilty of a federal obstruction of justice charge, and you may be unable to exercise effective remedies against it in any legal action.

      Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for fiscal periods through December 31, 2001, including issuing an audit report with respect to our audited financial statements for fiscal periods through December 31, 2001, incorporated by reference in this prospectus. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the Federal Government’s investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

      Arthur Andersen LLP has not reissued its audit report with respect to our audited financial statements for fiscal periods through December 31, 2001, incorporated by reference in this prospectus. Furthermore, we are unable to obtain Arthur Andersen LLP’s consent to incorporate by reference such financial statements in this prospectus or its audit report included in our Annual Report on Form 10-K for the year ended December 31, 2001, or for prior fiscal years. Under these circumstances, Rule 437a under the Securities Act of 1933, or Securities Act, permits us to dispense with the requirement to file Arthur Andersen LLP’s consent. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited financial statements for fiscal periods through December 31, 2001, that are set forth or incorporated by reference in this prospectus, or any other filing we may make with the SEC, including, with respect to any offering registered under the Securities Act, any claim under Section 11 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited financial statements for fiscal periods through December 31, 2001.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus and in the documents filed with the SEC that are incorporated by reference in this prospectus.

      Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “may,” “plan,” “believe,” “will,” “should,” “could,” “predict,” “potential,” “continue,” “future,” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk Factors” section of this prospectus and any cautionary language in this prospectus provide examples of these risks and uncertainties.

      Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of a document incorporated by reference in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

      For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.

USE OF PROCEEDS

      We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $45.8 million, based on an assumed public offering price of $24.27 per share. We expect to use the net proceeds of this offering to repay approximately $20.7 in financing secured by tractors and trailers, approximately $12.9 million in mortgage notes, and approximately $12.2 million in amounts drawn under our securitization facility. The debt secured by tractors, trailers, and real estate we expect to repay bears interest at rates between 4.25% and 6.25% and matures between 2006 and 2008, and includes pre-tax prepayment penalties of approximately $263,000. The amounts we expect to repay under our securitization facility bear interest based on commercial paper rates. We entered into our securitization facility in October 2004 in order to provide funding for working capital and general corporate purposes. We intend to invest our net proceeds from this offering in short-term, interest-bearing securities until the proceeds are used as described above.

      We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

DIVIDEND POLICY

      We have never paid a cash dividend on our Class A or Class B common stock. We currently intend to continue to retain earnings to finance the growth of our business and reduce our indebtedness rather than to pay dividends. Our ability to pay cash dividends is currently limited by restrictions contained in our revolving credit facility. Future payments of cash dividends will depend on our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors our board of directors deems relevant.

PRICE RANGE OF COMMON STOCK

      Our Class A common stock is listed on the Nasdaq National Market under the symbol “XPRSA.” On November 22, 2004, the closing price of our Class A common stock was $24.27 per share. The table below shows the range of high and low bid prices on the Nasdaq National Market for the periods indicated:

	High	Low

Year ended December 31, 2004
Fourth Quarter (through November 22, 2004)	$25.73	$17.33
Third Quarter	$19.73	$13.80
Second Quarter	$17.26	$12.00
First Quarter	$14.96	$12.11

Year ended December 31, 2003
Fourth Quarter	$13.75	$11.91
Third Quarter	$13.22	$10.60
Second Quarter	$12.66	$7.49
First Quarter	$10.44	$6.70

Year ended December 31, 2002
Fourth Quarter	$9.72	$6.70
Third Quarter	$13.45	$9.01
Second Quarter	$14.39	$9.90
First Quarter	$12.24	$8.40

      The high and low bid prices set forth in the table may not necessarily represent actual transactions.

CAPITALIZATION

      The following table sets forth our cash, short-term debt, and capitalization as of September 30, 2004, on:

•	an actual basis;

•	a pro forma basis, giving effect to the replacement on October 14, 2004, of our former $100 million credit facility secured by accounts receivable, revenue equipment, and other assets with a $100 million accounts receivable securitization facility (which is classified as short-term debt) and a $100 million revolving credit facility (which is classified as long-term debt) secured by revenue equipment and certain other assets; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments described above and our sale of 2,000,000 shares of our Class A common stock in this offering, at an assumed public offering price of $24.27 per share, and the application of our estimated net proceeds as set forth in “Use of Proceeds.”

      The following table should be read together with our financial statements and the related notes incorporated by reference into this prospectus.

	September 30, 2004 (unaudited)

			Pro
			Forma
		Pro	As
	Actual	Forma	Adjusted

	(in thousands)
Cash and cash equivalents	$101	$101	$101

Short-term debt (1)	$—	$70,000	$57,783

Long-term debt, including current maturities:
Revolving credit facility (2)	5,450	—	—
Equipment installment notes	148,741	84,519	63,984
Mortgage notes	21,313	21,313	8,494
Capital lease obligations	4,505	4,505	4,505
Other long-term debt	389	389	389

Total long-term debt	$180,398	$110,726	$77,372

Stockholders’ equity:
Class A common stock, $0.01 par value; 30,000,000 shares authorized; 13,617,373 shares issued; 15,617,373 shares issued, as adjusted	136	136	156
Class B common stock, $0.01 par value; 7,500,000 shares authorized; 3,040,262 shares issued and outstanding	30	30	30
Preferred stock, $0.01 par value; 2,000,000 shares authorized; no shares issued	—	—	—
Additional paid-in capital	107,816	107,816	153,630
Retained earnings (3)	94,885	94,192	93,924
Treasury stock Class A, at cost (2,594,389 shares)	(25,137)	(25,137)	(25,137)
Notes receivable from stockholders	(69)	(69)	(69)
Unamortized compensation on restricted stock	(12)	(12)	(12)

Total stockholders’ equity	177,649	176,956	222,522

Total capitalization	$358,047	$287,682	$299,894

(1)	Represents our securitization facility, which is classified as short-term debt because it has a term of 364 days, subject to renewal.

(2)	On October 14, 2004, we replaced our former $100 million revolving credit facility secured by substantially all of our assets with a new $100 million revolving credit facility secured by revenue equipment and certain other assets and having a maturity date of October 13, 2009.

(3)	Our pro forma retained earnings reflect an after-tax charge of $693,000, including after-tax prepayment penalties of $207,000, which we will incur in the fourth quarter of 2004 relating to the early extinguishment of certain long-term debt, including our former revolving credit facility, with proceeds from our securitization facility. Our pro forma as adjusted retained earnings reflect an additional after-tax charge of $268,000 relating to the early extinguishment of certain long-term debt with proceeds of this offering.

BUSINESS

General

      We are the fifth largest publicly traded truckload carrier in the United States measured by revenue, according to Transport Topics, a publication of the American Trucking Associations, or ATA. Our primary business is offering a broad range of truckload services to customers throughout the United States and in portions of Canada and Mexico. We also offer transportation, warehousing, and distribution services to the floorcovering industry and airport-to-airport transportation services to the airfreight and airfreight forwarding industries. Our diversified customer base includes many Fortune 500 companies such as Best Buy, Clorox, DuPont, FedEx, and Wal-Mart. We operated a fleet of 5,345 tractors and 16,569 trailers as of September 30, 2004.

      Since becoming a public company, we have increased our operating revenue to $930.5 million in 2003 from $215.4 million in 1994, a compounded annual growth rate of 17.7%. Our growth has come through expansion of business with new and existing customers, complementary acquisitions, and more recently, through the development and expansion of additional strategic business units. We believe our emphasis on developing strategic business units focused on an expanded array of truckload services has accelerated our growth in recent periods. We expect to generate over $1.0 billion in revenue during 2004.

      In recent periods, our income has grown faster than our operating revenue as a result of our strategic and margin improvement initiatives, as well as a favorable freight market. Our operating income has grown from $13.5 million in 2001 to $24.4 million in 2003, and from $17.7 million to $26.4 million in the nine months ended September 30, 2003, and 2004, respectively. The third quarter of 2004 was our eleventh consecutive quarter of year-over-year earnings improvement and reflected our highest earnings per share since the fourth quarter of 1998. We believe there are significant opportunities for us to further improve our profitability as we continue to implement our strategic initiatives.

      Our truckload segment, U.S. Xpress, offers a broad range of truckload services through five strategic business units. Together, these business units comprised 86% of our total operating revenue in the third quarter of 2004. The following is a description of each of our truckload strategic business units.

•	Dedicated. Under our one-to-three year dedicated service agreements, we provide equipment, drivers, and frequently on-site personnel exclusively committed to specific customers. We believe customers seek dedicated contracts to obtain committed capacity, to assure themselves of certain service levels, and to outsource transportation functions previously performed in-house. We believe the benefits of this service include better equipment utilization, greater business volume from key customers, and more predictable resource planning. Our drivers generally enjoy more predictable schedules and regular routes. Our dedicated unit operated approximately 1,300 trucks at September 30, 2004.

•	Regional. Regional fleets have grown in recent years because of changes in customers’ distribution patterns. According to a Reebie Associates survey, over 75% of the freight transported in the United States moves over distances of less than 500 miles, and we believe the average length of haul of shipments is shrinking as manufacturers and distributors increasingly bring the various elements of their supply and distribution chains into closer geographical proximity. We believe we are well-positioned to take advantage of this trend through our established regional presence in the Western, Midwestern, and Southeastern markets. In addition, regional movements offer more driver-friendly routes. Our regional unit operated approximately 850 trucks at September 30, 2004.

•	Expedited intermodal rail. Our expedited intermodal rail service uses our standard trailers carried on high- speed trains, which we believe affords us a significant service advantage over intermodal rail service using containers and standard train service. We use this service in targeted medium-to-long haul markets to better utilize existing equipment and reduce operating costs, while still providing high levels of service to our customers. As a result, expansion of our expedited intermodal rail service is a significant component of our strategy to improve asset utilization and profitability.

•	Expedited team. We are among the industry leaders in providing expedited long-haul freight transportation using two-person driver teams. The use of two-person driver teams allows expedited handling of medium-to-long haul loads because the drivers can alternate driving and sleeping and thereby keep freight moving virtually 24 hours a day, while operating within federal safety rules. Our driver teams allow us to offer significantly faster, more predictable service than rail or solo-driver service over longer lengths of haul at a much lower cost than airfreight. We believe the benefits of this premium service include both higher asset utilization and higher rates. Our expedited team unit operated approximately 900 trucks at September 30, 2004.

•	Medium-to-long haul solo. Since our inception, we have used our significant capacity in this unit to provide customers with medium-to-long haul service throughout the United States and in parts of Canada and Mexico. We expect our medium-to-long haul solo business to continue to decline as a percentage of our truckload revenue as we continue to execute our business plan. Our medium-to-long haul solo unit operated approximately 2,300 trucks at September 30, 2004.

      Our smaller operating segment, Xpress Global Systems, comprised 14% of our total operating revenue in the third quarter of 2004. This segment provides two main services.

•	Floorcovering logistics. We offer transportation, warehousing, and distribution services to the floorcovering industry. These services include picking up floorcovering products from manufacturers, consolidating shipments into truckloads bound for specific destinations, arranging for line-haul transportation between our locations, and delivering the products to distributors, retailers, and large-scale end users. Xpress Global Systems also offers warehousing and other specialized services, such as custom carpet cutting, inventory stocking, and the sale of floorcovering supplies. Floorcovering logistics accounted for approximately 62% of Xpress Global Systems’ revenue for the nine months ended September 30, 2004.

•	Airport-to-airport. We offer nationwide, scheduled ground transportation of air cargo to customers in the air freight and air freight forwarding industries as a cost effective and reliable alternative to traditional air transportation. Xpress Global Systems offers service to major markets through its network of 81 locations in the United States and Canada.

We believe the floorcovering logistics and airport-to-airport services offered by Xpress Global Systems are complementary because they allow us to increase the revenue over the same network of distribution centers and the peak volumes are at opposite times of the day. We have invested significant resources toward building out our network over the past three years and do not anticipate adding significant new locations in the next year. We intend to improve the profitability of our Xpress Global Systems segment by capitalizing on our leading position in the floorcovering transportation services to improve our margins. We also intend to continue to increase the volume of airfreight we handle in our airport-to-airport operations without significantly expanding our network investment.

Investment in Arnold Transportation

      On October 21, 2004, we agreed to invest $6.4 million in cash for a 49% interest in Arnold Transportation Services, Inc. and its affiliated companies. Arnold is a truckload carrier that provides primarily short-haul regional and dedicated dry van service in the Southwest, Southeast, and Northeast. Arnold’s regional operations are expected to complement the areas where we provide regional service with little geographic overlap. We expect Arnold to generate over $190 million in revenue for 2004. Arnold’s current management team will control the remaining 51% interest as well as a majority of the board of directors. Arnold will be separately managed by its management team. We will not guarantee any of Arnold’s debt and will not have any obligation to provide funding, services, or assets. Under the agreements, we have a three-year option to acquire 100% of Arnold by purchasing management’s interest at the price of our investment plus an agreed upon annual return. The transaction is subject to financing and other conditions and is expected to close in early December 2004. We expect to account for Arnold’s operating results using the equity method of accounting.

Business Strategy

      Our customer-focused business strategy emphasizes identifying customer needs and market opportunities, using strategic business units to pursue those opportunities, allocating our assets to the business units that afford the most favorable market opportunities, and managing the assets within each business unit to increase asset productivity and provide higher financial returns. Over the past several years, we have undertaken an intense evaluation of the freight markets and our customers and made the following changes to our operations.

•	We identified dedicated, regional, and expedited intermodal rail service as areas with greater long-term growth and profitability potential than our traditional medium-to-long haul solo-driver business unit.

•	We established focused management teams responsible for the strategic and tactical growth initiatives of their respective business units.

•	We created marketing initiatives and cross-selling strategies to contribute to the growth and development of our business units.

•	We began to reallocate assets from our medium-to-long haul solo-driver unit to more profitable business units.

The following demonstrates the reallocation we have achieved since the second half of 2002.

	Truckload Revenue Before Fuel Surcharge and
	Other Miscellaneous Revenue
	for Three Months Ended September 30,
	(Dollars in millions)

	2002		2003		2004

Type of Service	Revenue	%	Revenue	%	Revenue	%

Dedicated	$14.8	7%	$20.4	10%	$36.6	16%
Regional	15.0	8	22.0	11	28.3	12
Expedited intermodal rail	—	—	8.8	4	24.8	11
Expedited team	41.6	22	33.7	17	42.2	18
Medium-to-long haul solo	120.2	63	115.7	58	99.2	43

Total	$191.6	100%	$200.6	100%	$231.1	100%

      In conjunction with reallocating our assets, we charged each business unit with improving its operating results. Our primary area of focus initially has been on improving our business units’ yield management and asset productivity. We seek to do this by raising freight rates where justified and also replacing less profitable freight. In this process, we evaluate rates, non-revenue miles, miles per tractor, the total time our assets are committed to the freight movement, the efficiency of our equipment positioning before and after the movement, total costs associated with the movement, drivers’ domiciles and preferences, the overall customer relationship, and other factors. Based on our criteria, our sales and operations personnel work together to select more profitable freight.

      We believe the ongoing implementation of our business strategy and improvements in our business units have contributed to the following improvements in our operating results between the third quarter of 2002, and the third quarter of 2004.

•	Our average revenue per loaded mile, before fuel surcharge, increased to $1.516 from $1.267.

•	Our average revenue per tractor per week, before fuel surcharge, increased to $3,289 from $2,745.

•	Our average length of haul declined to 709 miles from 807 miles.

•	Our diluted earnings per share increased to $0.38 from $0.08.

We expect to continue to deploy assets in our more profitable business units as an ongoing part of our business strategy and to focus on yield management and cost controls in all areas of our truckload operations. As a result, we believe we have significant opportunities to improve our operating margin.

Operations

      Our corporate and truckload operations are headquartered in Chattanooga, Tennessee. We maintain seven operations centers and numerous offices and drop yard facilities throughout the continental United States. Xpress Global Systems is headquartered in Tunnell Hill, Georgia, approximately 25 miles from our Chattanooga location, and maintains a nationwide network of 107 company and agent facilities providing floorcovering logistics and airport-to-airport services.

      Our seven operations centers are actively engaged in the management of our truckload business. Fleet managers at each of our operations centers plan load coverage according to customer requirements and relay pick-up, delivery, routing, and fueling instructions to our drivers. Our fleet managers focus on balancing traffic movements, reducing empty miles, and improving the reliability of delivery schedules. We use proven technology, including freight optimization software, that permits us to perform sophisticated analyses of profitability and other factors on each customer, route, and load. We equip our tractors with a satellite-based tracking and communications system that permits direct communication between drivers and fleet managers. We believe that this system enhances our operating efficiency and improves customer service and fleet management. This system also updates the tractor’s position hourly, which allows us and our customers to locate freight and accurately estimate pick-up and delivery times. We also use the system to monitor engine idling time, speed, performance, and other factors that affect operating efficiency.

      As an additional service to customers, we offer Xpress Connect — an electronic data interchange and Internet-based communication tool for use in tendering loads and accessing information such as cargo position, delivery times, and billing information. These services allow us to communicate electronically with our customers, permitting real-time information flow, thereby reducing or eliminating paperwork and allowing us and our customers to operate with fewer clerical personnel.

      We emphasize safety in all aspects of our operations. In connection with our commitment to safety, we have implemented various equipment specifications, active safety and loss prevention programs, and driver hiring standards that exceed DOT requirements. With respect to equipment, we have adopted various specifications designed to reduce the risk of accidents, including anti-lock brakes, electronic engines, special mirrors, conspicuity tape, and Eaton Vorad collision avoidance systems. In addition, we recently participated with the National Highway Transportation Safety Administration in a three-year study that is expected to result in improved braking standards. The Eaton Vorad system is designed to provide drivers with additional response time to prevent accidents by giving visible and audible warnings when other vehicles are beside the truck and when vehicles ahead are traveling at lower speeds than the truck. Our safety and loss prevention programs reinforce the importance of safe driving habits, abiding by all laws and regulations, such as speed limits and hours-of-service, and performing regular equipment inspections and maintenance. We also maintain an accidents review committee that meets regularly to review all new accidents, take appropriate action related to drivers involved in accidents, examine accident trends, and recommend and implement changes in procedures or communications to address safety issues.

      We are in the process of equipping our trailers with Geologic satellite-based trailer tracking technology. At September 30, 2004, approximately 20% of our trailer fleet was equipped with these units, and we expect to equip the remainder of the fleet over the next three to five years. We believe trailer tracking will assist us in better managing our trailer fleet, controlling our ratio of trailers to tractors, providing shipment tracking data to our customers, and counteracting potential cargo theft.

Customers and Marketing

      We have a customer-focused business strategy. We analyze freight market trends and specific customer needs, respond to customer requests for differentiated service levels or capacity when the yield justifies, and offer a broad range of services through our strategic business units. We believe that few competitors offer comparable capacity with the broad range of services we offer through our strategic business units. In addition, we cross-market between our business units through programs such as our “On Demand” service that optimizes capacity for high-priority loads. In the current freight environment, we believe this affords us a marketing advantage as customers search for capacity. Of our top 25 customers, 21 use the services of at least two of our strategic business units.

      Our primary customers include retailers and manufacturers, as well as other transportation companies such as less-than-truckload carriers, airfreight companies, third-party freight consolidators, and freight forwarders that seek a high level of service at commensurate rates. As evidence of our commitment to customer service, we have earned two first place finishes and one third place finish in the Quest for Quality transportation award by Logistics Management magazine over the past four years. We have a diversified customer base, with no single customer accounting for more than five percent of our revenue in 2003 or the nine months ended September 30, 2004. Our ten largest customers measured by revenue for the nine months ended September 30, 2004, were BAX Global Logistics, Best Buy, Clorox, Con-Way, Dollar General, Dollar Tree, FedEx, Landstar Logistics, Mohawk Industries, and Wal-Mart.

      We provide expedited intermodal rail service to our customers through contractual relationships for expedited intermodal rail services with the Burlington Northern Santa Fe, Union Pacific, and Norfolk Southern railroads. In general these agreements establish rates and priority space on expedited trains. We also purchase expedited rail service from the CSX, Canadian National, Florida East Coast, and Kansas City Southern railroads on a non-guaranteed basis.

Revenue Equipment

      We believe that operating high quality, late-model equipment contributes to operating efficiency, helps us recruit and retain drivers, and is an important part of providing excellent customer service. Our historical policy has been to operate our tractors while under warranty to minimize repair and maintenance costs and reduce service interruptions caused by breakdowns. We also order most of our equipment with uniform specifications to reduce our parts inventory and facilitate maintenance. At September 30, 2004, our 4,609 company tractors had an average age of 27 months and our 16,569 trailers had an average age of 52 months.

      We purchase or lease Freightliner or Volvo tractors for substantially all of the additions and replacements to our over-the-road fleet. Tractors are generally replaced every 36 to 54 months, generally well in advance of the need for major engine overhauls. Substantially all of our over-the-road tractors are equipped with Eaton Vorad anti-collision systems, electronic speed controls, anti-lock braking systems, and automatic traction control for improved safety. In addition, substantially all of our over-the-road tractors are equipped with Eaton automatic shift transmissions, and all engines have fuel incentive programming for increased fuel economy.

      We have negotiated a four-year agreement in principle with our primary tractor manufacturer and a five-year agreement with our primary trailer manufacturer concerning purchases of equipment. Our tractor arrangements also cover the disposal of a substantial portion of our tractors at a defined trade-in value as long as we purchase replacement tractors from those vendors. We expect our tradeback agreements to reduce the risks associated with decreased market values for used tractors.

      We currently acquire Duraplate trailers from Wabash National Corporation for substantially all of the additions and replacements to our trailer fleet. We believe that these Wabash trailers are more durable and have greater cubic capacity than conventional aluminum trailers. In addition, substantially all of our trailers are equipped with air ride suspension, leading to softer rides that result in less load damage. Approximately 90% of our trailers were Duraplates at September 30, 2004.

Employees and Independent Contractors

      At September 30, 2004, we employed 8,563 full-time associates, of whom 5,955 were drivers, 252 were mechanics and other maintenance personnel, and 2,356 were office or other associates. We consider relations with our employees to be good.

      We believe that it is paramount to recruit, train, and retain a professional driver workforce. We also realize that competition for qualified drivers remains high. As a result, we have initiated various programs to enhance recruiting and retention efforts. We believe that there are several key elements to attracting and keeping experienced professional drivers, such as offering an attractive compensation and benefits package and providing equipment with desirable driver amenities. As a result, in February and October 2004, we implemented driver and independent contractor pay increases that we expect will improve recruiting and retention without adversely affecting our continued profitability and cost-control efforts. We believe that our current driver pay scales are competitive with the top in the industry. Our fleet of late-model Freightliner and Volvo tractors is designed for driver comfort and safety. Standard equipment includes automatic transmissions, air ride suspensions, double sleeper bunks, air conditioning, power steering, electronic engine brakes, and Eaton Vorad collision avoidance systems.

      We also believe that maintaining a culture of driver support through flexible work schedules that enable drivers to accommodate personal obligations and lifestyles, leveraging technology (such as in-cab e-mail and Internet services) that enables drivers to remain in touch with their families, managing driver home time, seeking drivers’ input in the decision-making process to achieve mutually satisfactory solutions, and providing career advancement opportunities for drivers are key factors in recruiting and retaining experienced professional drivers. In addition, we believe that our decision to expand our regional and dedicated operations provides us a greater opportunity to attract and retain drivers by allowing more frequent returns home and offering more predictable schedules and regular routes. Since January 1998, we have operated a professional driving school, certified by the Professional Truck Driving Institute of America, at our facility in Medway, Ohio. We also contract with driver schools managed by independent organizations, as well as community college programs throughout the United States.

      In addition to our employee drivers, we augment our service capacity with independent contractors. Independent contractors provide their own tractors and pay for all the expenses of operating their own equipment, including wages and benefits, fuel, physical damage insurance, maintenance, highway use taxes, and debt service. By utilizing the services of independent contractors in targeted areas, we can reduce the amount of capital required for our growth. We maintain an aggressive independent contractor recruiting program, with 811 independent contractors under active contract at September 30, 2004.

Industry

      According to the ATA, the trucking industry generated approximately $702 billion in revenue in 2003 and accounted for approximately 87% of domestic spending on freight transportation. The industry is projected to grow in line with the overall U.S. economy. The trucking industry includes both private fleets and “for-hire” carriers. We operate primarily in the highly fragmented for-hire truckload segment of this market, which the ATA estimates generated revenues of approximately $270 billion in 2003. We also compete in the private fleet market, which consists of trucks owned and operated by shippers that move their own goods. This market accounted for an estimated $279 billion in revenue in 2003. We believe the private fleet market offers us significant opportunities for expansion, particularly through our dedicated business, because shippers increasingly are focused on operating within and conserving capital for, their core competencies, which often do not include freight transportation.

      The United States trucking industry is highly competitive and includes thousands of for-hire motor carriers, none of which dominates the market. Service and price are the principal means of competition in the trucking industry. Measured by annual revenue, the ten largest dry van truckload carriers accounted for approximately $12 billion, or approximately 5%, of annual for-hire truckload revenue in 2003. We compete to some extent with railroads and rail-truck expedited service but differentiate ourselves from railroad and rail-truck expedited carriers on the basis of service. Railroad and rail-truck movements are subject to delays and disruptions arising from rail yard congestion, which reduces the effectiveness of this service to customers with time-definite pick-up and delivery schedules, particularly when the rail service is not the expedited service we offer.

      Our industry is currently benefiting from improved pricing, which we attribute to a strong freight environment and significant industry-wide limitations on transportation capacity. Over the past year, our rate increases have more than offset higher operating costs, particularly in the areas of diesel fuel, compensation to attract and retain qualified drivers, insurance and self-insured claims, and revenue equipment costs. We believe that freight demand will continue to grow faster than trucking capacity for at least the next year, primarily because of a shortage of qualified drivers and increased costs of entering the truckload market.

MANAGEMENT

      Our senior management team and directors are set forth in the table below.

			With Us
Name	Age	Position With Us	Since

Patrick E. Quinn	58	Co-Chairman of the Board, President, and Treasurer	1985
Max L. Fuller	51	Co-Chairman of the Board, Chief Executive Officer, and Secretary	1985
Ray M. Harlin	54	Executive Vice President — Finance and Chief Financial Officer	1997
E. William Lusk, Jr.	49	President of Xpress Global Systems, Inc.	1987
Jeffrey S. Wardeberg	42	Executive Vice President — Operations and Chief Operating Officer	1994
James E. Hall	62	Director	2001
John W. Murrey, III	61	Director	2003
Robert J. Sudderth, Jr.	62	Director	1998

      Patrick E. Quinn has served as our Co-Chairman of the Board since 1994 and President, Treasurer, and a director since the formation of U.S. Xpress, Inc. in 1985. Mr. Quinn is a past Chairman of the Truckload Carriers Association and presently serves as First Vice Chairman of the ATA.

      Max L. Fuller has served as our Co-Chairman of the Board since 1994, Chief Executive Officer since November 2004, and Secretary and a director since the formation of U.S. Xpress, Inc. in 1985. Mr. Fuller is a director of SunTrust Bank, Chattanooga, N.A.

      Ray M. Harlin has served as our Executive Vice President of Finance and Chief Financial Officer since 1997. Mr. Harlin served as a director from 1997 until May 2004. Previously, Mr. Harlin served for 25 years in auditing and managerial positions and as a partner with Arthur Andersen LLP.

      E. William Lusk, Jr. has served as the President of Xpress Global Systems, Inc. since 2001. Previously, Mr. Lusk was one of our Executive Vice Presidents from 1996 to 2000, Vice President of Marketing from 1991 to 1996.

      Jeffrey S. Wardeberg has served as our Executive Vice President of Operations since 2002 and Chief Operating Officer since March 2004. Previously, Mr. Wardeberg was Executive Vice President of Sales and Marketing from 2000 to 2002, Vice President of Sales and Marketing from 1998 to 2000, Director of Marketing from 1996 to 1998 and a Regional Sales Vice President from 1994 to 1996. Mr. Wardeberg served as a director from 2003 until May 2004.

      James E. Hall is a principal in Hall & Associates, LLC, a government relations, transportation, safety, and security consulting firm. Mr. Hall is also “of counsel” to the law firm of Farmer and Luna in Nashville, Tennessee. Mr. Hall currently serves on the National Academy of Engineering Committee on Combating Terrorism and the George Washington University Aviation Institute Advisory Board, and is a director of the Chattanooga Metropolitan Airport Authority. Mr. Hall served as a partner of the law firm of Dillon, Hall & Lungershausen from 2001 to 2002. Previously, Mr. Hall was a member of the National Transportation Safety Board from 1993 to 2001, serving as Chairman of the Board from 1994 to 2001. In 1996, Mr. Hall was appointed to the White House Commission on Aviation Safety and Security. Mr. Hall has served as one of our directors since 2001.

      John W. Murrey, III served as a Senior Member of the law firm of Witt, Gaither & Whitaker, P.C. in Chattanooga, Tennessee until 2001. He has been a director of The Dixie Group, Inc., a floorcovering company headquartered in Chattanooga, Tennessee, since 1997 and serves on its Audit Committee. Mr. Murrey has been a director of Coca-Cola Bottling Co. Consolidated, a Coca-Cola bottler headquartered in Charlotte, North Carolina, since 1993 and has served on its Retirement Benefits Committee. Mr. Murrey has served as one of our directors since 2003.

      Robert J. Sudderth, Jr. served as Chairman and Chief Executive Officer of SunTrust Bank, Chattanooga, N.A. from 1989 until his retirement in 2003. In addition, Mr. Sudderth served as a director of The Dixie Group, Inc., a floorcovering company headquartered in Chattanooga, Tennessee, from 1983 to 2003. Mr. Sudderth has served as one of our directors since 1998.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table shows, as of October 31, 2004, the number of shares and percentage of our outstanding Class A and Class B common stock beneficially owned by:

•	The selling stockholders;

•	Each of our directors and named executive officers;

•	All of our executive officers and directors as a group; and

•	Each person known to us to beneficially own 5% or more of any class of our common stock.

      The percentages shown are based on 11,026,711 shares of Class A common stock outstanding and 3,040,262 shares of Class B common stock at October 31, 2004, and the sale of 2,000,000 shares of Class A common stock by us and 2,000,000 shares of Class A common stock by the selling stockholders. The shares of Class B common stock owned by Messrs. Quinn and Fuller are convertible into the same number of shares of Class A common stock at any time and convert automatically if beneficially owned by anyone other than Messrs. Quinn and Fuller and certain members of their families. The Class B common stock has two votes per share but otherwise is substantially identical to the Class A common stock, which has one vote per share.

	Shares Beneficially				Shares to be
	Owned Prior to this				Beneficially Owned
	Offering (1)			Shares	After this Offering (1)
				Being
Name of Beneficial Owner	Number		Percentage (2)	Offered	Number		Percentage (2)

Executive officers and directors:
Patrick E. Quinn	3,847,986	(3)	27.3	900,000	2,947,986	(3)	18.3
Max L. Fuller	4,176,271	(4)	29.7	900,000	3,276,271	(4)	20.4
Ray M. Harlin	166,535		1.2	—	166,535		1.0
John W. Murrey, III	400		*	—	400		*
Robert J. Sudderth, Jr.	16,876		*	—	16,876		*
James E. Hall	2,400		*	—	2,400		*
E. William Lusk, Jr.	82,136		*	—	82,136		*
Jeffrey S. Wardeberg	28,541		*	—	28,541		*
All executive officers and directors as a group (8 persons)	8,321,145		58.2	1,800,000	6,521,145		40.0
Other principal and selling stockholders:
Dimensional Fund Advisors, Inc. (5)	650,703		4.6	—	650,703		4.1
Quinn Family Partnership	400,000		2.8	100,000	300,000		1.9
Fuller Family Partnership	444,916		3.2	100,000	344,916		2.1

*	Less than 1% of the Class A and Class B common stock.

(1)	Beneficial ownership includes sole voting power and sole investment power with respect to such shares unless otherwise noted and subject to community property laws where applicable. Share amounts in the table and footnotes include shares of Class A common stock issuable pursuant to stock options that are exercisable within 60 days of October 31, 2004, held by the following individuals: Mr. Fuller — 12,000 shares, Mr. Hall — 2,400 shares, Mr. Harlin — 130,200 shares, Mr. Lusk — 46,600 shares, Mr. Murrey — 400 shares, Mr. Quinn — 12,000 shares, Mr. Sudderth — 6,000 shares, and Mr. Wardeberg — 26,725 shares. Share amounts include shares of Class A common stock held in the 401(k) plan accounts of the following individuals: Mr. Fuller — 10,306 shares and Mr. Harlin — 7,228 shares.

(2)	A person is deemed to have “beneficial ownership” of any security that he has a right to acquire within 60 days after such date. Shares that a person has the right to acquire under stock options are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity.

(3)	Includes 2,327,855 shares of Class A common stock and 1,520,131 shares of Class B common stock. Does not include 400,000 shares of Class A common stock held by the Quinn Family Partnership, as to which shares Mr. Quinn disclaims beneficial ownership. Mr. Quinn’s spouse is the general partner of the Quinn Family Partnership. If the underwriters exercise their over-allotment option in full, Mr. Quinn will beneficially own 2,897,986 shares (18.0%) of our common stock after this offering. Because the Class B stock has two votes per share, Mr. Quinn controls 31.4% of our total voting power before this offering and will control 23.4% of our total voting power after this offering (23.1 % if the underwriters exercise their over-allotment option in full).

(4)	Includes 2,656,140 shares of Class A common stock and 1,520,131 shares of Class B common stock. Does not include 444,916 of Class A common stock held by the Fuller Family Partnership, as to which shares Mr. Fuller disclaims beneficial ownership. Mr. Fuller’s spouse is the general partner of the Fuller Partnership. If the underwriters exercise their over-allotment option in full, Mr. Fuller will beneficially own 2,726,271 shares (17.0%) of our common stock after this offering. Because the Class B stock has two votes per share, Mr. Fuller controls 33.3% of our total voting power before this offering and will control 25.1% of our total voting power after this offering (22.2% if the underwriters exercise their over-allotment option in full).

(5)	The principal business address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. Dimensional Fund Advisors, Inc. reports that it has sole voting and investment power with respect to all such shares. The reported information is based upon the Schedule 13G/ A filed by Dimensional Fund Advisors, Inc. on February 6, 2004, in which Dimensional Fund Advisors, Inc. reported the beneficial ownership of 5.97% of our Class A common stock.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated                     , 2004, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares of Class A common stock set forth opposite the name of each underwriter.

Number of
Underwriter	Shares

Legg Mason Wood Walker, Incorporated
Morgan Keegan & Company, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Stephens Inc.

Total	4,000,000

      The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The following table summarizes the underwriting discounts and expenses we and the selling stockholders will pay to the underwriters for each share of our Class A common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of stock.

	Per Share		Total

	Without	With	Without	With
	Option	Option	Option	Option

Underwriting discount and commission paid by us	$	$	$	$
Expenses payable by us
Underwriting discount and commission paid by the selling stockholders
Expenses payable by the selling stockholders

      We estimate that the total expenses of this offering will be approximately $400,000, excluding underwriters’ discounts and commissions. We will pay all expenses associated with this offering except the underwriters’ discounts and commissions with respect to the shares offered by the selling stockholders.

      The underwriters propose to offer the shares of our Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain broker/dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and such broker/dealers may re-allow, a concession not in excess of $           per share to certain other broker/dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

      Certain selling stockholders have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus to purchase up to 600,000 additional shares of Class A common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Legg Mason Wood Walker, Incorporated for a period of 90 days after the date of this prospectus, except, issuances pursuant to the grant and exercise of options under our stock option plans and employee stock purchase plan, issuances in acquisition transactions, and the filing of registration statements on Form S-8 relating to benefit plans or on Form S-4 relating to business combination transactions under Rule 145 of the Securities Act.

      Certain of our officers and directors, and the selling stockholders, who together will hold 6,929,736 shares of our common stock after this offering, and vested options with respect to an additional 236,325 shares, have agreed that they will not offer, sell, pledge, contract to sell, or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Legg Mason Wood Walker, Incorporated for a period of 90 days after the date of this prospectus.

      Our shares of Class A common stock are quoted on the Nasdaq National Market under the symbol “XPRSA.”

      In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of our Class A common stock. They may also cause the price of the shares of our Class A common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Some of the underwriters have from time to time performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, customary fees. Affiliates of BB&T Capital Markets and Morgan Keegan & Company, Inc. are serving as lenders to us under our primary credit facility, which we entered into in October 2004.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We file annual, quarterly, and special reports and other information with the SEC. Any document that we file with the SEC may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. Most of our filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov and at our website at http://www.usxpress.com.

      Our Class A common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      We have filed a registration statement under the Securities Act with the SEC with respect to the Class A common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement, its exhibits, and the documents incorporated by reference for further information about us and the Class A common stock offered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC that are incorporated by reference into this prospectus.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2003.

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004, and September 30, 2004.

•	Our current reports on Form 8-K dated May 24, 2004 (filed with the SEC on May 24, 2004), October 14, 2004 (filed with the SEC on October 20, 2004), October 21, 2004 (filed with the SEC on October 27, 2004), and November 22, 2004 (filed with the SEC on November 23, 2004).

•	The description of our Class A common stock contained in our Form 8-A, as amended, filed pursuant to the Exchange Act and under the caption “Description of Capital Stock” in the prospectus dated August 19, 1997, included in our Registration Statement on Form S-1 (No. 333-31063).

      We are not incorporating by reference any of our current reports on Form 8-K relating solely to Item 2.02 and 7.01 of Form 8-K (formerly Item 9), as that information is not deemed to be filed with the SEC under applicable rules.

      Please note that all other documents and reports that we file under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports and documents.

      You may request free copies of filings incorporated by reference herein by writing or telephoning us at the following address:

U.S. Xpress Enterprises, Inc.
Attn: Ray M. Harlin, Executive Vice President - Finance
and Chief Financial Officer
4080 Jenkins Road
Chattanooga, Tennessee 37421
(423) 510-3000

LEGAL MATTERS

      The validity of the shares offered hereby will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Certain legal matters relating to this offering will be passed upon for the underwriters by Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance upon Ernst & Young’s reports, given on their authority as experts in accounting and auditing.

      Our consolidated financial statements as of and for the year ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent public accountants. Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement with respect to the statement in such registration statement, report, or valuation, which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the inclusion of our financial statements as of and for the year ended December 31, 2001, into this prospectus or the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements for such fiscal periods or any omissions to state a material fact required to be stated therein.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

4,000,000 Shares

Class A

Common Stock

PROSPECTUS

Legg Mason Wood Walker

Incorporated
Morgan Keegan & Company, Inc.
BB&T Capital Markets
Stephens Inc.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 —	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be paid by us in connection with the offering described in this registration statement. All of such amounts (except the SEC Registration Fee and NASD Filing Fee) are estimated.

SEC Registration Fee	$12,933
NASD Filing Fee	10,708
Blue Sky Fees and Expenses	5,000
Accounting Fees and Expenses	75,000
Legal Fees and Expenses	200,000
Printing and Engraving Costs	50,000
Miscellaneous	46,359

Total	$400,000

Item 15 —	Indemnification of Directors and Officers

      Articles 11 and 12 of the Registrant’s Restated Articles of Incorporation (“Articles”) and Article 11 of the Registrant’s Amended Bylaws provide that the Registrant’s directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Nevada General Corporation Law. Under the applicable statutory provisions, the Registrant may indemnify its directors or officers who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were directors or officers of the corporation, or are or were serving at the request of the corporation as directors or officers of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with the action, suit or proceeding, unless it is ultimately determined by a court of competent jurisdiction that they breached their fiduciary duties by intentional misconduct, fraud or a knowing violation of law or did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the applicable statutory provisions mandate that the Registrant indemnify its directors and officers who have been successful on the merits or otherwise in defense of any action, suit, or proceeding, against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense. The Registrant will advance expenses incurred by directors or officers in defending any such action, suit, or proceeding upon receipt of written confirmation from such officers or directors that they have met certain standards of conduct and an undertaking by or on behalf of such officers or directors to repay such advances if it is ultimately determined that they are not entitled to indemnification by the Registrant. The Articles provide that the Registrant may, through indemnification agreements, insurance, or otherwise, provide additional indemnification.

      Article 12 of the Registrant’s Articles eliminates, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the Registrant and its stockholders as a director or officer. In addition, the Registrant maintains insurance for directors and officers for liability they may incur while serving in such capacities. The aggregate of the policies is $20.0 million, with a $250,000 deductible applicable under certain circumstances.

Item 16 —	Exhibits

      A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17 — Undertakings

      (a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of us pursuant to the provisions set forth in Item 15, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this pre-effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on November 23, 2004.

U.S. XPRESS ENTERPRISES, INC.

By:	/s/ Patrick E. Quinn

Patrick E. Quinn
Co-Chairman of the Board, President, and Treasurer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this pre-effective Amendment No. 1 has been signed by the following persons or their duly authorized attorney-in-fact in the capacities and on the dates indicated.

Signature and Title		Date

/s/ Patrick E. Quinn Patrick E. Quinn, Co-Chairman of the Board, President, and Treasurer (Principal Executive Officer)		November 23, 2004

/s/ Max L. Fuller Max L. Fuller, Co-Chairman of the Board, Chief Executive Officer, and Secretary		November 23, 2004

* Ray M. Harlin, Executive Vice President-Finance, and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)		November 23, 2004

/s/ James E. Hall James E. Hall, Director		November 23, 2004

/s/ John W. Murrey, III John W. Murrey, III, Director		November 23, 2004

/s/ Robert J. Sudderth, Jr. Robert J. Sudderth, Jr., Director		November 23, 2004

*By:	/s/ Heidi Hornung-Scherr Heidi Hornung-Scherr Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Underwriting Agreement.
3.1	Restated Articles of Incorporation (previously filed as an exhibit to and incorporated by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-1, dated May 20, 1994, Registration No. 33-79208).
3.2	Bylaws (previously filed as an exhibit to and incorporated by reference from Exhibit 3.2 to the Company’s Form 10-Q filed on November 9, 2004, Commission File No. 0-24806).
5	Opinion of Scudder Law Firm, P.C., L.L.O. (previously filed as an exhibit to and incorporated by reference from Exhibit 5 of the Company’s Registration Statement on Form S-3, Registration No. 333-120549, filed November 16, 2004).
23.1	Consent of Scudder Law Firm, P.C., L.L.O. (previously filed as an exhibit to and incorporated by reference from Exhibit 23.1 of the Company’s Registration Statement on Form S-3, Registration No. 333-120549, filed November 16, 2004).
23.2	Consent of Ernst & Young LLP, independent auditors.
23.3	Statement concerning absence of current written consent of Arthur Anderson LLP, independent public accountants (previously filed as an exhibit to and incorporated by reference from Exhibit 23.3 of the Company’s Registration Statement on Form S-3, Registration No. 333-120549, filed November 16, 2004).
24	Power of Attorney (previously filed as an exhibit to and incorporated by reference from Exhibit 24 of the Company’s Registration Statement on Form S-3, Registration No. 333-120549, filed November 16, 2004).